

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2024

Kirkland Andrews
Chief Financial Officer
Evergy, Inc.
1200 Main Street
Kansas City, MO 64105

>   **Re: Evergy, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2023**
>   **Filed February 29, 2024**
>   **File No. 001-38515**

Dear Kirkland Andrews:

　　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

　　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Earnings (non-GAAP) and Adjusted EPS (non-GAAP), page 38

1.　　We understand from your disclosure in Note 4 on page 104 that in connection with settling various issues with the Kansas Corporation Commission during 2023, you agreed to return $96.5 million to customers of Evergy Kansas Central over a three year period, and that you accounted for the matter by recognizing a regulatory liability and a reduction in revenues in corresponding amounts. In Note 2 on page 99, you refer to a similar accounting event in 2022 regarding Sibley Station, involving a rate case amended final order to return $68.0 million to customers of Evergy Missouri West over a four-year period, although disclosures on pages 108 and 110 indicate the regulatory liability was $108.0 million, while disclosure on page 40 indicates it was $51.4 million.

　　　We note that your reconciliation shows that in compiling your non-GAAP Adjusted Earnings measure you have adjustments pertaining to each of these matters, including an add-back of $96.5 million to net income for 2023, and an add-back of $51.4 million to net income in 2022, both of which appear to effectively reverse the accounting that was required and applied under generally accepted accounting principles.

You explain that you believe the resulting measure provides *a meaningful basis* for evaluating operations because it excludes items that you do not believe are indicative of your ongoing performance, or that have created earnings volatility. However, you do not explain how excluding the adverse effects of these economic accounting events in compiling your non-GAAP performance measure would yield a measure that could be fairly characterized as providing a meaningful basis for evaluating operations.

As the funds will be returned to customers over several future periods, it is also unclear how you would fairly characterize recognition of the adverse effects as not indicative of your ongoing performance, or how you would otherwise advise investors of the adverse effects in such future periods. For example, we note that you have not included an adjustment in compiling the 2023 non-GAAP measure for any portion of the reduction to the regulatory liability pertaining to Sibley Station. We also note that you have not provided commentary regarding earlier disclosures of the non-GAAP measures that reflected the favorable effects of the revenues that have now been reversed.

Given that these adjustments appear to effectively change the recognition and measurement principles that are required to be applied under generally accepted accounting principles, unless you are able to show how these would not be contrary to the guidance in the answer to Question 100.04 of our Compliance & Disclosure Interpretations regarding non-GAAP measures, it appears that you would need to amend your filing to revise your computations of the non-GAAP measures. You may view this guidance at: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm.

Please also revise your disclosures on pages 38, 47, and 58 that characterize recognition of the $96.5 million regulatory liability as a "deferral of revenues" to utilize terminology or descriptions that are representationally faithful of this accounting event.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Jenifer Gallagher at 202-551-3706 or Yong Kim at 202-551-3323 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Steve Busser